SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2026

TC Energy Corporation
(Commission File No. 1-31690)

(Translation of Registrant's Name into English)

450 - 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                      ☐                      Form 40-F                      ☑

Exhibit 99.1 to this report, furnished on Form 6-K, is furnished, not filed, and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended.

EXHIBIT INDEX

99.1	A copy of the registrant's news release of February 13, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2026	TC ENERGY CORPORATION

	By:	/s/ Sean P. O'Donnell
Sean P. O'Donnell
Executive Vice-President, Strategy and Corporate Development and Chief Financial Officer

	By:	/s/ Yvonne Frame-Zawalykut
Yvonne Frame-Zawalykut
Vice-President and Corporate Controller